Hume, Kieran Inc.
Investor Relations Counsel

HUME, KIERAN

The Lumsden Building
6 Adelaide Street East
9th Floor
Toronto, ON M5C 1H6

Tel: (416) 868-1079
Fax: (416) 868-6198
Email: hki@humekieran.on.ca
www.humekieran.on.ca

02015963

 # 82-4478

Thursday, March 7, 2002

Securities and Exchange Commission
Att: Paul Dudek
Office of International Corporate Finance
Stop 3 – 9
450 – 5th Avenue N.W.
Washington, DC, 20549 U.S.A.

Dear Paul:

Re: Canadian Western Bank Exemption # 82-4478

Please find the attached press release from Canadian Western Bank, which is to be filed as required by Rule 12g3-2(b).

Thank you kindly.

Sincerely,

Brenda Orser.

Brenda Orser
Associate

Cc: Tracey Ball, Vice President & CFO, Canadian Western Bank

dw 3/22

Encl.

CANADIAN WESTERN BANK

For Immediate Release: Thursday, March 7, 2002

CWB conference call (listen only mode):
Friday, March 8 at 11:00am EST (9:00am MST); 416-640-4127
or toll-free 1-888-881-4892; broadcast live on the Bank's website, www.cwbank.com.
The webcast will be archived for 60 days.
Phone replay numbers, archived for two weeks,
(available from Friday, March 8, 1:00pm EST to Friday, March 22, 11:59pm EST) are:
416-640-1917 or toll-free 1-877-289-8525; passcode is 164512#

CANADIAN WESTERN BANK REPORTS SOLID 1ST QUARTER; LOW LOAN LOSSES CONTINUE

Edmonton, March 7 -- Canadian Western Bank (CWB:TSE) today announced results for the first quarter of 2002.

First Quarter Results: (three months ended January 31, 2002 compared with three months ended January 31, 2001)

- Reported net income was $7.4 million compared with $6.5 million, an increase of over 13%.
- Diluted earnings per share were $0.53 ($0.59 basic) compared with $0.52 ($0.58 basic) and reflect the issuance of 1.1 million common shares in the second quarter of fiscal 2001.
- Net income from operations[1] was $7.4 million compared with $7.5 million and reflects a reduced net interest margin, due to the record low interest rate environment, and an increased effective income tax rate. The related diluted earnings per share were $0.53 ($0.59 basic) compared with $0.59 ($0.67 basic).
- Income before taxes on a taxable equivalent basis[2] (teb) was $12.4 million compared with $11.2 million, and the corresponding provision for taxes (teb) was $5.0 million compared with $4.7 million.
- Revenues (net interest income (teb) and other income) were $27.9 million compared with $25.6 million, an increase of 9.1%.
- Provision for credit losses was $1.9 million compared with $1.5 million.
- Efficiency ratio (expenses to revenues) improved 1.6 percentage points to 48.7% from 50.3%.

---

[1] Excludes unusual items. There were no unusual items in the current quarter. The unusual item recorded in the first quarter of 2001 was income tax expense of $1.0 million related to the write-down of future income tax assets due to future tax rate reductions.

[2] Taxable equivalent basis (teb) - Most banks analyze revenue on a taxable equivalent basis to permit uniform measurement and comparison of net interest income. Net interest income (as presented in the Consolidated Statement of Income) includes tax-exempt income on certain securities. Since this income is not taxable, the rate of interest or dividend received is significantly lower than would apply to a loan or security of the same amount. The taxable equivalent basis includes an adjustment that increases interest income and the provision for income taxes by an amount that adjusts the income on the tax-exempt securities to what income would have been had they been taxed at the statutory rate. In prior periods, tax-exempt security income was insignificant and no taxable equivalent adjustments were required.

...2

Larry Pollock, President and Chief Executive Officer, said that the Bank continued its trend of solid earnings performance into the first quarter of fiscal 2002 with reported net income up 13% over the same quarter last year. He also noted that the Bank improved its efficiency ratio to 48.7% from 50.3% for the same quarter last year and that this important yardstick of banking efficiency remains the strongest among Canadian banks.

Mr. Pollock noted that there were no unusual items this quarter although net income from operations for the first quarter last year was $7.5 million because $1.0 million of unusual income tax expense was excluded.

Mr. Pollock also said that the Bank's solid performance in the quarter was particularly gratifying because it was achieved despite record low interest rates, which adversely affected net interest margins, and an increase in the effective income tax rate.

Mr. Pollock added that another of the highlights for the quarter was the continued low loan loss experience. He said that overall loan quality remains strong and loan loss experience for fiscal 2002 is projected to be in line with the 0.25% target. More noteworthy, he added, the Bank's net impaired loans, as a percentage of total loans, were 0.12% this quarter compared with 0.25% at the end of the previous quarter and 0.16% one year ago.

Canadian Western Trust

Canadian Western Trust continued to deliver excellent results in the first quarter. The Trust's fee income for the quarter ended January 31, 2002 increased by 37% or $223,000 from the same period one year ago. The increase is due to a 23% increase in assets under administration, which reached $963 million this quarter, and growth of 17% in self-directed RRSP and RRIF accounts in the same period. The Trust continues to add other services, such as registered pension plans and stock purchase plans specifically designed to benefit small to mid sized corporate clients. These recent diversifications are already generating significant growth.

Economic Climate in Western Canada

Current data suggests that the slowdown in the North American economy has not been as deep as expected and that recovery is underway toward modest growth in 2002. The economic climate in Western Canada overall remains satisfactory, particularly in Alberta where the economy remains relatively firm despite some softness in the oil patch.

The British Columbia economy, which, with the exception of the Lower Mainland, was somewhat fragile throughout 2001, has prospects to improve although overall economic growth in 2002 will remain weak. Expectations continue that the prairie provinces will remain stable to improving in 2002.

Asset Growth & Balance Sheet

Total assets grew more than 10% from one year ago to reach $3,453 million, primarily reflecting organic growth. Loan growth,excluding securities purchased under resale agreements, remained strong in the first quarter and totaled 3% or $84 million compared with the previous quarter. Total loans increased 12% from one year ago. Loan growth remains on track to reach the double digit level in fiscal 2002.

...3

Branch-generated deposits were $1,658 million at the end of the quarter, an increase of 16% compared with January 31, 2001. The structure of the Bank's balance sheet is straightforward with an absence of recorded goodwill, intangibles and special purpose entities (SPEs). The maintenance of a clean balance sheet remains an important objective.

Branch Expansion

The new South Edmonton Common Branch opened in November 2001. Located in a power center, this branch serves the retail and commercial requirements of the rapidly growing market area of Southeast Edmonton and the neighboring communities.

Taxation

The estimated effective income tax rate has increased to approximately 38% this quarter (40% teb). This is a significant increase from 33% in fiscal 2001 and from 15% in the year before that. Going forward, the Bank is now fully taxable.

Credit Quality

Credit quality remained strong. Net impaired loans as a percentage of total loans dropped to 0.12% this quarter compared with 0.25% at the end of the previous quarter and 0.16% one year ago. The allowance for credit losses at January 31, 2002 totaled $29.4 million. Of this amount, $7.3 million was allocated to specific provisions, compared with $6.9 million in the previous quarter. The general allowance was $22.1 million, compared with $21.5 million at October 31, 2001. Relative to risk-weighted assets, the general allowance was 0.78% compared with 0.79% the previous quarter and 0.84% one year ago. In simple terms the general allowance represents approximately three years of historical loan loss experience.

The provision for credit losses for the first quarter was $1.94 million, compared with $1.52 million in each of the four quarters last year. The increase in the provision from last year reflects expected growth in the loan portfolio. The annual provision for credit losses is projected to be approximately 25 basis points of average loans, compared to 23 basis points last year, and matching our target for fiscal 2002.

Efficiency Ratio

The efficiency ratio continued to be the best among Canadian banks. This ratio is non-interest expenses expressed as a percentage of net interest income (teb) and other income. At the end of the quarter, the ratio was 48.7%, consistent with 48.6% in the previous quarter and improved from 50.3% one year ago. The improvement in this ratio is, in part, a reflection of economies of scale realized as a result of strong internal growth generating higher growth in total revenues relative to non-interest expenses.

...4

ROE and ROA

Return on common shareholders equity was 11.5% in the quarter compared with 13.1% in the same quarter last year (15.1% excluding unusual items). The reduction principally reflects the 1.1 million share issue in April, 2001.

Return on assets for the quarter was 0.85% compared with 0.84% (0.97% excluding unusual items) in the same quarter last year.

Net Interest Income

Net interest margin was 2.58% compared with 2.65% last quarter and 2.77% one year earlier. The securities portfolio yield (teb) decreased to 4.34% for the three months ended January 31, 2002 from 5.71% for the same period last year. This decreased the net interest margin an estimated 15 basis points this quarter compared to the first quarter one year ago. The average prime rate has decreased 3.38% from one year ago and 1.42% from the previous quarter. The negative impact of low interest rates on total revenues was largely offset by the realization of $1.3 million of gains on security sales which are included in other income. Gains in our fixed income securities portfolio arose from the reductions in market interest rates.

Capital Funds

The Bank continues to enjoy strong capitalization. Capital funds, consisting of subordinated debentures and shareholders' equity, reached $325 million at January 31, 2002, compared with $319 million last quarter and $267 million one year ago.

The capital adequacy ratio, the ratio of regulatory capital to risk-weighted assets, remained strong at 12.2% compared with 12.5% in the previous quarter and 11.5% one year ago. The Tier 1 component now stands at 9.1%, compared with 9.3% in the previous quarter and 8.1% one year ago. Tier 1 capital is of the highest quality, comprised entirely of common share capital and retained earnings.

Year to Date Performance Compared to Targets

The performance targets established for the fiscal year are presented in the table below together with the actual performance for the first quarter ended January 31, 2002 on an annualized basis and for the growth targets performance is also shown on a quarter-over-same quarter last year basis.

...5

	2002 Target	Performance Q1 annualized	Performance Q1 2002 vs Q1 2001
Net income before tax (teb) growth	12%	6%	11%
Net income growth	5%	-2%	13%
Total revenue (teb) growth Excluding gains on security sales Including gains on security sales	 12%	 3% 6%	 5% 9%
Loan growth	14%	9%	12%
Credit losses	0.25% or less	0.25%	
Efficiency ratio (teb)	50% or less	48.7%	
Return on assets	0.90% or greater	0.85%	

Outlook

As anticipated, the low interest rate environment affected the first quarter's total revenues compared to the first quarter of 2001. Revenues are expected to show higher growth as the year progresses and will be enhanced if market interest rates, particularly short term rates, begin to rise. Combined with relatively good business conditions in most of CWB's core markets, the Bank anticipates that it will achieve or closely approach its 2002 performance objectives.

Canadian Western Bank has 27 branch locations and is the only Schedule I chartered bank headquartered in and regionally focused on Western Canada. The Bank specializes in commercial loans, energy loans, construction and real estate project financing, and industrial equipment financing. Retail services include a competitive range of mortgages, consumer loans and deposit products. Canadian Western Trust provides trust services to independent financial advisors, corporations and individuals. A varied range of products and services are offered, including self-directed RRSPs and RRIFs, corporate and group trust services, and commercial real estate financing.

The common shares and the convertible debentures of Canadian Western Bank are listed on the Toronto Stock Exchange under the respective trading symbols of "CWB" and "CWB.DB.A". This release is available at http://www.cwbank.com.

From time to time we make written and verbal forward-looking statements about the objectives and strategies, operations and financial results of Canadian Western Bank. These may be included in the Annual Report, filings with regulators, reports to shareholders and other communications. These forward-looking statements are inherently subject to risks and uncertainties beyond our control, including, but not limited to, fluctuations in interest rates and currency values, changes in economic and political conditions, legislative or regulatory developments, technological developments and competition. These and other factors may cause the Bank's actual performance to differ materially from that contemplated by forward-looking statements and the reader is therefore cautioned not to place undue reliance on these statements.

FOR FURTHER INFORMATION PLEASE CONTACT:

Larry M. Pollock
President and Chief Executive Officer
Canadian Western Bank (780) 423-8888

Jon W. Kieran Investor Relations
Hume, Kieran Inc. (416) 868-1079

If you would prefer to receive press releases via email please contact Brenda Orser
(brenda@humekieran.com)

FINANCIAL HIGHLIGHTS

(unaudited) ($ thousands, except per share amounts)	For the three months ended January 31 2002	 October 31 2001	 January 31 2001	% change from January 31 2001
Results of operations (teb) - Reported				
Net interest income	**$ 21,994**	$ 22,295	$ 21,156	4.0 %
Total revenues	**27,908**	27,686	25,583	9.1
Net income before provision for income taxes	**12,379**	12,718	11,198	10.5
Provision for income taxes	**4,983**	4,412	4,676	6.6
Net income	**7,396**	8,306	6,522	13.4
Return on common shareholders' equity	**11.50%**	13.19%	13.11%	(12.3)
Return on average total assets	**0.85%**	0.97%	0.84%	1.2
Earnings per common share				
Basic	**$ 0.59**	0.66	0.58	1.7
Diluted	**0.53**	0.60	0.52	1.9
Efficiency ratio	**48.7%**	48.6%	50.3%	(3.2)
Results of operations (teb) - Excluding unusual items (see explanation below)				
Net interest income	**$ 21,994**	$ 22,295	$ 21,156	4.0 %
Total revenues	**27,908**	27,686	25,583	9.1
Net income before provision for income taxes	**12,379**	12,718	11,198	10.5
Provision for income taxes	**4,983**	4,412	3,676	35.6
Net income from operations	**7,396**	8,306	7,522	(1.7)
Return on common shareholders' equity	**11.50%**	13.19%	15.06%	(23.6)
Return on average total assets	**0.85%**	0.97%	0.97%	(12.4)
Earnings per common share				
Basic	**$ 0.59**	$ 0.66	$ 0.67	(11.9)
Diluted	**0.53**	0.60	0.59	(10.2)
Efficiency ratio	**48.7%**	48.6%	50.3%	(3.2)
Per Common Share				
Dividends	**$ 0.20**	0.00	0.18	11.1 %
Book value	**20.44**	20.08	17.70	15.5
Closing market value	**29.00**	26.27	27.00	7.4
Common shares outstanding (thousands)	**12,615**	12,560	11,315	11.5
Balance Sheet and Off-Balance Sheet Summary				
Assets	**$ 3,452,641**	$ 3,439,568	$ 3,126,293	10.4 %
Loans	**2,944,796**	2,882,636	2,623,486	12.2
Deposits	**3,059,948**	3,042,307	2,785,299	9.9
Debentures	**67,126**	67,126	67,126	0.0
Shareholders' equity	**257,809**	252,262	200,262	28.7
Assets under administration	**963,000**	873,538	781,565	23.2
Capital Adequacy				
Tier 1 ratio	**9.1%**	9.3%	8.1%	12.3 %
Total ratio	**12.2%**	12.5%	11.5%	6.1

Taxable Equivalent Basis (teb)

Most banks analyze revenue on a taxable equivalent basis to permit uniform measurement and comparison of net interest income. Net interest income (as presented in the Consolidated Statement of Income) includes tax-exempt income on certain securites. Since this income is not taxable, the rate of interest or dividend received is significantly lower than would apply to a loan or security of the same amount. The taxable equivalent basis includes an adjustment that increases interest income and the provision for income taxes by an amount that adjusts the income on the tax-exempt securities to what income would have been had they been taxed at the statutory rate. In prior periods, tax-exempt security income was insignificant and no taxable equivalent adjustments were made.

Unusual Items

Net income from operations excludes unusual items relating to non-cash income tax expense (first quarter of 2002 - $nil; fourth quarter of 2001 - $nil; first quarter of 2001 - $1 million) which relate to the write-down of future income tax assets to reflect reductions in future income tax rates.

Management follows the banking industry practice of performing year-over-year comparisons on net income adjusted to exclude unusual items and on reported net income calculated in accordance with generally accepted accounting principles (GAAP). Readers are cautioned that net income from operations does not have a standardized meaning under GAAP and may not be comparable to similar terms used by other companies.

Earnings per Share

Diluted earnings per share for the prior periods have been restated to reflect the required implementation of the new accounting standard on Earnings per Share (see note 2 on page 11 of this report).

CONSOLIDATED INTERIM STATEMENT OF INCOME

(unaudited) ($ thousands, except per share amounts)	For the three months ended January 31 2002	October 31 2001	January 31 2001	% change from January 31 2001
Interest Income				
Loans	$ 47,938	$ 52,421	$ 53,569	(10.5)%
Securities	3,193	3,704	3,841	(16.9)
Deposits with regulated financial institutions	1,014	1,740	2,331	(56.5)
	52,145	57,865	59,741	(12.7)
Interest Expense				
Deposits	29,604	34,565	37,581	(21.2)
Debentures	997	1,005	1,004	(0.7)
	30,601	35,570	38,585	(20.7)
Net Interest Income	21,544	22,295	21,156	1.8
Provision for credit losses	1,935	1,524	1,524	27.0
Net Interest Income after Provision for Credit Losses	19,609	20,771	19,632	(0.1)
Other Income				
Credit related	2,542	2,546	2,389	6.4
Retail services	940	893	825	13.9
Trust services	828	586	605	36.9
Other	1,604	1,366	608	163.8
	5,914	5,391	4,427	33.6
Net Interest and Other Income	25,523	26,162	24,059	6.1
Non-Interest Expenses				
Salaries and employee benefits	7,966	7,872	7,395	7.7
Premises and equipment	2,722	2,581	2,368	14.9
Other expenses	2,547	2,446	2,698	(5.6)
Provincial capital taxes	359	545	400	(10.3)
	13,594	13,444	12,861	5.7
Net Income before Provision for Income Taxes	11,929	12,718	11,198	6.5
Provision for income taxes (Note 3)	4,533	4,412	4,676	(3.1)
Net Income	$ 7,396	$ 8,306	$ 6,522	13.4 %
Average number of common shares outstanding	12,584,053	12,554,899	11,248,289	11.9 %
Average number of diluted common shares (Note 2)	14,779,130	14,755,560	13,508,388	9.4 %
Earnings per Common Share				
Basic	$ 0.59	$ 0.66	$ 0.58	1.7 %
Diluted	$ 0.53	$ 0.60	$ 0.52	1.9 %

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEET

(unaudited) ($ thousands)	As at January 31, 2002	As at October 31, 2001	As at January 31, 2001	% change from January 31, 2001
Cash Resources				
Cash	**$ 1,810**	$ 1,945	$ 1,522	18.9 %
Deposits with regulated financial institutions	**144,446**	190,978	176,498	(18.2)
Cheques and other items in transit, net	**57,687**	39,885	44,455	29.8
	203,943	232,808	222,475	(8.3)
Securities				
Issued or guaranteed by Canada	**83,520**	118,549	108,557	(23.1)
Issued or guaranteed by a province	**95,606**	117,034	92,653	3.2
Other securities	**76,479**	32,837	28,445	168.9
	255,605	268,420	229,655	11.3
Loans (net of allowance for credit losses)				
Securities purchased under resale agreements	**53,436**	75,000	70,518	(24.2)
Residential mortgages	**553,554**	552,585	505,329	9.5
Other	**2,337,806**	2,255,051	2,047,639	14.2
	2,944,796	2,882,636	2,623,486	12.2
Other				
Land, buildings and equipment	**15,582**	16,014	14,250	9.3
Other assets	**32,715**	39,690	36,427	(10.2)
	48,297	55,704	50,677	(4.7)
Total Assets	**$ 3,452,641**	$ 3,439,568	$ 3,126,293	10.4 %
Deposits				
Payable on demand	**$ 87,014**	$ 78,562	$ 64,017	35.9 %
Payable after notice	**414,623**	370,566	318,096	30.3
Payable on a fixed date	**2,558,311**	2,593,179	2,403,186	6.5
	3,059,948	3,042,307	2,785,299	9.9
Other				
Other Liabilities	**67,758**	77,873	73,606	(7.9)
Subordinated Debentures				
Conventional	**13,126**	13,126	13,126	0.0
Convertible	**54,000**	54,000	54,000	0.0
	67,126	67,126	67,126	0.0
Shareholders' Equity				
Capital stock	**144,611**	143,942	112,510	28.5
Retained earnings	**113,198**	108,320	87,752	29.0
	257,809	252,262	200,262	28.7
Total Liabilities and Shareholders' Equity	**$ 3,452,641**	$ 3,439,568	$ 3,126,293	10.4 %

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

(unaudited) ($ thousands)	For the three months ended January 31, 2002	 January 31, 2001
Capital Stock		
Balance at beginning of period	**$ 143,942**	$ 111,342
Common shares issued:		
Exercise of employee stock options	**669**	1,168
Balance at end of period	**144,611**	112,510
Retained Earnings		
Balance at beginning of period	**108,320**	83,253
Net income for the period	**7,396**	6,522
Dividends	**(2,518)**	(2,023)
Balance at end of period	**113,198**	87,752
Total Shareholders' Equity	**$ 257,809**	$ 200,262

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOW

(unaudited) ($ thousands)	For the three months ended January 31, 2002	January 31, 2001
Cash Flows Provided by (Used in) Operating Activities		
Net income	$ **7,396**	$ 6,522
Adjustments to determine net cash flows:		
Provision for credit losses	**1,935**	1,524
Depreciation and amortization	**785**	851
Future income taxes, net	**(1,100)**	1,930
Gain on sale of securities, net	**(1,300)**	(350)
Changes in accrued interest receivable and payable, net	**3,680**	3,293
Current income taxes payable, net	**(9,091)**	2,341
Other items, net	**3,370**	(2,158)
	5,675	13,953
Cash Flows Provided by (Used in) Financing Activities		
Deposits, net	**17,641**	57,491
Dividends	**(2,518)**	(2,023)
Common shares issued, net of issue costs	**669**	1,168
	15,792	56,636
Cash Flows (Used in) Provided by Investing Activities		
Loans, net	**(64,095)**	(64,919)
Interest bearing deposits with regulated financial institutions, net	**64,824**	(14,154)
Securities, net	**14,115**	2,112
Land, buildings and equipment, net	**(352)**	(242)
	14,492	(77,203)
Increase (Decrease) in Cash and Cash Equivalents	**35,959**	(6,614)
Cash and Cash Equivalents at Beginning of Period	**43,452**	48,020
Cash and Cash Equivalents at End of Period *	$ **79,411**	$ 41,406
* **Represented by:**		
Cash resources per Consolidated Balance Sheet	$ **203,943**	$ 222,475
Less interest bearing deposits with regulated financial institutions	**124,532**	181,069
Cash and Cash Equivalents at End of Period	$ **79,411**	$ 41,406
Supplemental Disclosure of Cash Flow Information		
Amount of interest paid in the period	$ **28,981**	$ 33,842
Amount of income taxes paid in the period	$ **13,797**	$ 1,459

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.